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                                                                    EXHIBIT 99.6

                                                           [English Translation]
                                                            Corporate Disclosure
                                                               February 13, 2004

                          CHANGE IN BUSINESS OBJECTIVES


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

                                             1. Provide broadband Internet access services
                           Addition
                                             2. Provide local telephony, long distance telephony and
1. Details of                                   international telephony services
   Change                  ---------------------------------------------------------------------------------
                           Deletion          1. Provide local telephony service
                           ---------------------------------------------------------------------------------
                                             Lease communication bureau buildings, and facilities thereof,
                           Change            incidental to telecommunication business -> Lease real
                                             estates and facilities thereof
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2. Reason for Change                         To reflect a change in business objectives to provide for
                                             telephony services such as long distance and international telephony services.
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3. Resolution Date of Board of
   Directors                                                  February 12, 2004
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-    Presence of Outside Director(s)         Participants     5            Absence      1
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-    Presence of Auditor(s)                                            Attendance
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4. Scheduled Date of General Shareholders'
   Meeting                                                             March 26, 2004
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5. Approval from Authorities Concerned,      -  Hanaro obtained long distance telephony service &
   etc.                                         international telephony service license from MIC on
                                                January 28, 2003.
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6. Others                                                                  -
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